UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RUBY CREEK RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78116P 10 1

(CUSIP Number)

David Bukzin

6 Rustic Lane

Westport, CT 06880

(212) 485-5600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No. 5)

CUSIP NO. 68158N106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Bukzin
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,359,877*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,359,877*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,359,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%**
14	TYPE OF REPORTING PERSON IN

* See response to Item 5(a) and Item 5(b).

** Based on 43,717,931 shares of the Company’s Common Stock outstanding as of January 12, 2012 as reported by the Company.

SCHEDULE 13D

(Amendment No. 5)

Item 1. Security and Issuer.

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed on April 6, 2010, as amended by Amendment No 1 filed on July 21, 2010, Amendment No 2 filed on September 28, 2010, Amendment No 3 filed on December 2, 2010 and Amendment No. 4 filed on March 31, 2011 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Ruby Creek Resources, Inc., a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of David Bukzin. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On May 1, 2011, David Bukzin was granted stock options to purchase an aggregate of 1,375,000 shares of Common Stock at an exercise price of $0.50 per share. Options to purchase 375,000 shares vested immediately, and options to purchase 250,000 shares vest every six months from the date of grant. As of the date hereof, options to purchase 625,000 shares of Common Stock have vested. No consideration was paid in connection with the issuance of these stock options.

On December 22, 2011, David Bukzin elected to exercise the December Warrant, the December Bonus Warrants and two warrants issued in January 2010 representing an aggregate 390,000 shares of Common Stock for an aggregate exercise price of $97,500. These funds were obtained through the combination of personal funds of David Bukzin and the application by the Company of accrued, but unpaid, fees owed it to Mr. Bukzin.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.

This amendment is being filed to disclose that on May 1, 2011, David Bukzin was granted stock options to purchase 1,375,000 shares of Common Stock, 625,000 are vested as of the date hereof., and to disclose that David Bukzin exercised the December Warrant, December Bonus Warrant and two warrants issued in January 2010 in full into for aggregate of 390,000 shares of the Company’s Common Stock.

The Reporting Person intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Person, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Person may decide to convert and/or exercise all or a portion of the derivative securities set forth herein and/or increase or decrease the size of his investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(2)As of the date hereof, Mr. Bukzin is the beneficial owner of 8,359,877 shares of Common Stock, which beneficial ownership includes 1,300,000 shares issuable under vested warrants and 625,000 shares issuable under vested stock option. Such beneficial ownership equals 18.9% of the Company’s issued and outstanding Common Stock.

Assuming the exercise of all warrants and vested stock options in full held by the Reporting Person:

(b)(1) Mr. Bukzin has the sole power to vote or to direct the vote and dispose or to direct the disposition of 8,359,877 shares of Common Stock owned by him.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Person.

(d) None, to the knowledge of the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

/S/ DAVID BUKZIN

David Bukzin